EXHIBIT 99.6 Media Release Rio Tinto and H2 Green Steel partner to accelerate the green steel transition 9 August 2023 LONDON – Rio Tinto and H2 Green Steel, an industrial startup establishing large scale production of green steel, have signed a multi-year supply agreement for high grade direct reduction iron ore pellets from Rio Tinto’s Iron Ore Company of Canada (IOC) operations. Rio Tinto will also purchase and on-sell a part of the surplus low carbon hot briquetted iron (HBI) produced by H2 Green Steel during the ramp-up of its steelmaking capacity. IOC’s direct reduction pellets will account for a significant part of the iron ore supply to H2 Green Steel’s flagship plant in Boden, Sweden, which will be one of the world’s first large-scale producers of low carbon iron and steel. The fully integrated, digitalised, and circular plant is expected to start operations in 2025, processing direct reduction pellets into HBI and then making steel through electric arc furnaces using green hydrogen. The Boden site will hold one of the world’s largest electrolysis plants for green hydrogen production. The production of steel, a key material for infrastructure and net-zero energy transition, currently contributes around 8% of global carbon emissions. By using green hydrogen in electric arc furnaces instead of coal in traditional steelmaking with a blast furnace, CO2 emissions can be reduced by up to 95 percent. H2 Green Steel Chief Executive Officer Henrik Henriksson said: “This is a significant milestone for our project in Boden. Not only by securing a supply of the high-quality iron ore needed for our green steel production, but also because we have a buyer for a portion of the HBI we initially expect to produce. Rio Tinto is a global leader in the mining industry and we welcome its concrete actions to accelerate the decarbonisation of the steel industry.” Rio Tinto Head of Steel Decarbonisation Simon Farry said: “We are partnering across the steel ecosystem to find better ways to support the decarbonisation of iron and steel making, and to reduce our scope 3 emissions. Our supply of high-grade iron ore pellets will support the acceleration of H2 Green Steel’s project, and on-selling their low-carbon HBI will enable us to gain a deeper understanding of the future needs of our customers and end users in the emerging green iron and steel market.”

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